UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AirMedia Group Inc.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

009411109

(CUSIP Number)

Herman Man Guo

Wealthy Environment Limited

Dan Shao

Global Earning Pacific Limited

James Zhonghua Feng

Ample Business International Ltd.

Qing Xu

Mambo Fiesta Limited

c/o AirMedia Group Inc.

17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027

The People’s Republic of China

Phone: +86 10 8460 8181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Z. Julie Gao, Esq.

Haiping Li, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Phone: +852 3740-4700

September 18, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	This Amendment No. 1 to statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on behalf of each of Herman Man Guo, Wealthy Environment Limited, Dan Shao, Global Earning Pacific Limited, James Zhonghua Feng, Ample Business International Ltd., Qing Xu and Mambo Fiesta Limited with the Securities and Exchange Commission (the “SEC”) on June 29, 2015 (the “Original Schedule 13D,” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the ordinary shares, par value $0.001 per share, of AirMedia Group Inc., a Cayman Islands Company.

Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specified herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009411109	Page 2 of 13 Pages

1	Names of reporting persons Herman Man Guo
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 19,505,980 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 19,505,980 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 19,505,980 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 16.00%
14	Type of reporting person (see instructions) IN

CUSIP No. 009411109	Page 3 of 13 Pages

1	Names of reporting persons Wealthy Environment Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 17,505,980 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 17,505,980 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 17,505,980 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 14.60%
14	Type of reporting person (see instructions) CO

CUSIP No. 009411109	Page 4 of 13 Pages

1	Names of reporting persons Dan Shao
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 20,584,214 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 20,584,214 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 20,584,214 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 17.16%
14	Type of reporting person (see instructions) IN

CUSIP No. 009411109	Page 5 of 13 Pages

1	Names of reporting persons Global Earning Pacific Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 20,000,000 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 20,000,000 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 20,000,000 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 16.67%
14	Type of reporting person (see instructions) CO

CUSIP No. 009411109	Page 6 of 13 Pages

1	Names of reporting persons Qing Xu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,600,000 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 2,600,000 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,600,000 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 2.16%
14	Type of reporting person (see instructions) IN

CUSIP No. 009411109	Page 7 of 13 Pages

1	Names of reporting persons Mambo Fiesta Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,000,000 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 2,000,000 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,000,000 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 1.67%
14	Type of reporting person (see instructions) CO

CUSIP No. 009411109	Page 8 of 13 Pages

1	Names of reporting persons James Zhonghua Feng
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,032,924 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 5,032,924 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 5,032,924 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 4.14%
14	Type of reporting person (see instructions) IN

CUSIP No. 009411109	Page 9 of 13 Pages

1	Names of reporting persons Ample Business International Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,956,810 ordinary shares
	8	Shared voting power 0
	9	Sole dispositive power 2,956,810 ordinary shares
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,956,810 ordinary shares
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13	Percent of class represented by amount in Row (11) 1.67%
14	Type of reporting person (see instructions) CO

CUSIP No. 009411109	Page 10 of 13 Pages

Item 1. Security and Issuer.

This Amendment No. 1 relates to the ordinary shares, par value $0.001 per share (the “Shares”), of AirMedia Group Inc., a Cayman Islands Company (the “Company”) whose principal executive offices are located at 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

American depositary shares (the “ADSs” and each an “ADS”), each representing two Shares of the Company, are listed on the NASDAQ Global Select Market under the symbol “AMCN.”

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment No. 1 reflects the fact that, under the facts and circumstances described in Item 4, as amended and supplemented herein, effective as of September 18, 2015, Mr. Feng and Ample Business ceased to be part of a “group” within the meaning of Section 13(d)(3) of the Act as previously reported on the Original Schedule 13D.

Under the facts and circumstances described in Items 2, 4 and 5, as amended and supplemented herein, Mr. Guo, Wealthy Environment, Ms. Shao, Global Earning, Mr. Xu and Mambo Fiesta may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act.

This filing is not being made as a result of any particular acquisitions or dispositions of Shares by the Reporting Persons. The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by replacing the entirety of the second paragraph thereunder with the following text:

“On June 29, 2015, Mr. Guo, Mr. Xu and Mr. Feng entered into a consortium agreement (the “Original Consortium Agreement”). On September 18, 2015, Mr. Feng executed and delivered a withdrawal notice, which was countersigned by Messrs. Guo and Xu, pursuant to which Mr. Feng ceased to be a party to the Original Consortium Agreement and a member of the consortium.

On September 18, 2015, Mr. Guo and Mr. Xu (collectively, the “Consortium Members”) entered into an amended and restated consortium Agreement (the “Consortium Agreement”) to amend and restate the Original Consortium Agreement. Pursuant to the Consortium Agreement, Messrs. Guo and Xu agreed to, among other things, form a consortium to work exclusively with one another to undertake the transaction to acquire all the outstanding Shares of the Company other than (i) all of the Shares owned by Mr. Guo, Ms. Shao or their respective affiliates and (ii) 1,000,000 Shares beneficially owned by Mr. Xu or his affiliates (the “Proposed Transaction” and the Shares under (i) and (ii) collectively, the “Rollover Shares”). In addition, each Consortium Member has agreed not to, without the written consent of the other Consortium Member, (1) make a competing proposal for the acquisition of control of the Company; or (2) acquire or dispose of any (i) ADSs, (ii) Shares of the Company or (iii) warrants, options or any other securities that are convertible into ADSs or Shares of the Company, other than pursuant to share incentive plans of the Company. Further, the Consortium Members have agreed to incorporate a holding company (“Holdco”) and cause Holdco to incorporate a wholly-owned subsidiary of Holdco to be merged with and into the Company upon consummation of the Proposed Transaction. Each Consortium Member has agreed to enter into a rollover agreement in customary form pursuant to which such Consortium Member will contribute the Rollover Shares. Further, the Consortium Members agreed to conduct due diligence with respect to the Company and its business as each Consortium Member deems necessary; engage in discussions with the Company regarding the Proposal; negotiate in good faith any amendments to the terms of the Proposal, if applicable; negotiate in good faith the terms of the documentation required to implement the Proposed Transaction, including but not limited to a merger agreement, debt financing documents, if any, and a shareholders’ agreement that would include customary terms for transaction of similar nature; and if the Proposed Transaction is consummated, be reimbursed by the surviving company for certain costs and expenses related to the Proposed Transaction.”

In addition, Item 4 of the Original Schedule 13D is also hereby amended and supplemented by adding the following text to the end of the last paragraph:

“The description of the Consortium Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Consortium Agreement, which has been filed as Exhibit E hereto and which is incorporated by reference herein in its entirety.”

CUSIP No. 009411109	Page 11 of 13 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by replacing the entirety of the second paragraph thereunder with the following text:

“By virtue of their actions in respect of the Proposed Transaction as described herein, Mr. Guo, Wealthy Environment, Ms. Shao, Global Earning, Mr. Xu and Mambo Fiesta may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons (except Mr. Feng and Ample Business) may be deemed to beneficially own the Shares beneficially owned by the members of the group as a whole. Except as otherwise disclosed herein, each Reporting Person expressly disclaims any beneficial ownership of the Shares beneficially owned by each other Reporting Person.

Effective as of September 18, 2015, Mr. Feng and Ample Business are no longer members of the abovementioned “group” within the meaning of Rule 13d-5(b) under the Act, and neither of them is the beneficial owner of more than 5% of the total outstanding Shares of the Company.”

Item 5 of the Original Schedule 13D is hereby further amended and supplemented by replacing the entirety of the fifth paragraph thereunder with the following text:

“The 5,032,924 Shares beneficially owned by Mr. Feng comprise (i) 2,956,810 Shares directly held by Ample Business, a British Virgin Islands company solely owned and controlled by Mr. Feng, (ii) 270,000 ADSs, representing 540,000 Shares beneficially owned by Mr. Feng and (iii) 1,536,114 Shares that Mr. Feng has the right to acquire upon exercise of options within 60 days after September 18, 2015.”

CUSIP No. 009411109	Page 12 of 13 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement, dated June 29, 2015, by and between Mr. Herman Man Guo, Wealthy Environment Limited, Ms. Dan Shao, Global Earning Pacific Limited, Mr. Qing Xu, Mambo Fiesta Limited, Mr. James Zhonghua Feng and Ample Business International Ltd.

B*	Proposal Letter dated June 19, 2015 from Mr. Herman Man Guo, on behalf of himself and the management of AirMedia Group Inc., to the board of directors of AirMedia Group Inc.

C*	Consortium Agreement, dated June 29, 2015, by and between Mr. Herman Man Guo, Mr. James Zhonghua Feng and Mr. Qing Xu

D	Withdrawal Notice, dated September 18, 2015, executed by Mr. James Zhonghua Feng and acknowledged and agreed by Messrs. Herman Man Guo and Qing Xu

E	Amended and Restated Consortium Agreement, dated September 18, 2015, by and between Mr. Herman Man Guo and Mr. Qing Xu

*	Filed with the Original Schedule 13D.

CUSIP No. 009411109	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2015

/s/ Herman Man Guo
Herman Man Guo

Wealthy Environment Limited

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

/s/ Dan Shao
Dan Shao

Global Earning Pacific Limited

By:	/s/ Dan Shao
Name:	Dan Shao
Title:	Director

/s/ James Zhonghua Feng
James Zhonghua Feng

Ample Business International Ltd.

By:	/s/ James Zhonghua Feng
Name:	James Zhonghua Feng
Title:	Director

/s/ Qing Xu
Qing Xu

Mambo Fiesta Limited

By:	/s/ Qing Xu
Name:	Qing Xu
Title:	Director